UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The Singing Machine Company, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

829322304

(CUSIP Number)

Lloyd Perry Feldman

Senior Vice President & General Counsel & Corporate Secretary

730, rue Wellington, Montréal, Québec, Canada H3C 1T4

(514) 664-1244

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 10, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829322304

1.	Names of Reporting Persons.
Stingray Group Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0

	8.	Shared Voting Power	13,333,334*

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	13,333,334*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	13,333,334*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	31.30%*

14.	Type of Reporting Person (See Instructions)	CO

*	See Item 4 of this Schedule 13D.

CUSIP No. 829322304

1.	Names of Reporting Persons.
Eric Boyko

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0

	8.	Shared Voting Power	13,333,334*

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	13,333,334*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	13,333,334*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	31.30%*

14.	Type of Reporting Person (See Instructions)	IN

*               See Item 4 of this Schedule 13D.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.01 per share (the “Common Stock”), of The Singing Machine Company, Inc. (the “Issuer”), a Delaware corporation. The principal executive officers of the Issuer are located at 6301 NW 5th Way, Suite 2900, Fort Lauderdale, FL 33309.

Item 2.	Identity and Background.

This Schedule 13D is filed on behalf of Stingray Group Inc., a corporation incorporated under the laws of Canada and governed by the Canada Business Corporations Act (“Stingray”), and Eric Boyko, an individual (“Boyko”, and together with Stingray, the “Reporting Persons”).

Stingray is a leading music, media, and technology company with approximately 1,000 employees worldwide, and is a premium provider of curated direct-to-consumer and B2B services, including audio television channels, over 100 radio stations, SVOD content, 4K UHD television channels, FAST channels, karaoke products, digital signage, in-store music, and music apps. Stingray is a publicly-traded company listed on the Toronto Stock Exchange (TSX: RAY.A; RAY.B). Stingray’s principal business address is 730 Wellington Street, Montréal, Québec H3C 1T4.

The name, title, citizenship, residence or business address, principal occupation or employment and the principal business and address of the employer for each director and executive officer of Stingray are listed in Exhibit 99.1 hereto and are incorporated by reference into this Item 2.

Boyko, an individual, is the President and Chief Executive Officer of Stingray and has served as a Director of Stingray since 2006. Boyko’s principal business address is c/o Stingray Group Inc., 730 Wellington Street, Montréal, Québec H3C 1T4.

Neither any of the Reporting Persons nor any of the persons listed in Exhibit 99.1 has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 below is hereby incorporated by reference into this Item 3. The securities described herein were purchased with the Stingray’s working capital, including by drawing down on the Stingray’s existing credit facility with National Bank of Canada.

Item 4.	Purpose of Transaction.

On August 5, 2021, Stingray and certain other purchasers entered into that certain Securities Purchase Agreement (the “SPA”) with the Issuer pursuant to which Stingray and such other purchasers agreed to purchase from the Issuer shares of Common Stock and warrants to purchase shares of Common Stock, in a private placement (the “Private Placement”). The Private Placement closed on August 10, 2021 (the “Closing Date”). A copy of the SPA is included as Exhibit 99.2 hereto by way of incorporation by reference to exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on August 12, 2021 (the “Current Report”). A copy of a form of warrants is included as Exhibit 99.3 hereto by way of incorporation by reference to exhibit 10.3 to the Current Report.

Under the Private Placement, on the Closing Date, Stingray purchased from the Issuer (i) 6,666,667 shares of Common Stock and (ii) warrants to purchase 6,666,667 shares of Common Stock (the “Stingray Warrants”). As a result of such purchase, as of the Closing Date, Stingray beneficially owned approximately 31.30% of the Issuer’s outstanding shares of Common Stock. The foregoing percentage is based on (i) 39,060,748 shares of Common Stock outstanding as of July 13, 2021, as reported in the Annual Report on Form 10-K filed by the Issuer with the SEC on July 14, 2021 less (ii) 19,623,155 shares of Common Stock that have been redeemed by the Issuer on August 10, 2021, as reported in the Current Report plus (iii) additional 16,500,000 shares of Common Stock issued by the Issuer under the SPA in connection with the Private Placement plus (iv) 6,666,667 shares of Common Stock issuable upon exercise of the Stingray Warrants.

Each Stingray Warrant entitles the holder on exercise to buy one share of Common Stock at a purchase price of $0.35 per share, subject to certain adjustments. The Stingray Warrants are currently exercisable and expire on or prior to 5:00 p.m. (New York City time) on the day that is five years from the date that the SEC declares effective the registration statement registering the shares of Common Stock underlying the Stingray Warrants, except that the ability of the holder to exercise the Stingray Warrants is subject to a beneficial ownership limitation initially set at 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of the Stingray Warrants. This beneficial ownership limitation may be increased or decreased at the election of the holder, provided that the beneficial ownership limitation in no event exceeds 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of the Stingray Warrants and any increase shall not be effective until the 61st day after notice of adjustment is provided to the Issuer.

Pursuant to the SPA, the Issuer is required to use commercially reasonable best efforts to file, as soon as practicable (and in any event within 30 calendar days of the Closing Date), a registration statement providing for the resale by Stingray and the other purchasers under the SPA of the purchased shares of Common Stock and the shares of Common Stock issuable upon exercise of warrants. The Issuer is required to use commercially reasonable best efforts to cause such registration statement to become effective (i) within 45 calendar days of the Closing Date, in the event of no review by the Commission or (ii) otherwise, within 90 calendar days (extended to 120 calendar days if the Issuer is using good faith efforts to resolve SEC comments to such registration statement) following the Closing Date and to keep such registration statement effective at all times until no purchaser owns any shares of Common Stock, warrants or shares of Common Stock issuable upon exercise of warrants.

In addition, in connection with the Private Placement, Stingray and the Issuer have agreed that, for so long as Stingray holds at least 10% of the Issuer, Stingray will be entitled to appoint, remove and replace one member to the board of directors of the Issuer.

The summaries contained herein of the SPA and the Stingray Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are included as Exhibits 99.2 and 99.3, respectively, to this Schedule 13D and are incorporated herein by reference.

The Reporting Persons acquired beneficial ownership of the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the SPA and the Stingray Warrants, which have some restrictions on the potential actions described in this Item 4, depending on various factors, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, and subject to the terms of the SPA and the Stingray Warrants, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock, Stingray Warrants or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock, Stingray Warrants or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, subject to the terms of the SPA and the Stingray Warrants, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents or agreements of the Issuer, in each case including through the Reporting Persons’ representation on the board of directors of the Issuer.

Except as described herein, neither any of the Reporting Persons nor any of the persons listed on Exhibit 99.1 hereto has any present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5.	Interest in Securities of the Issuer.

(a)-(b) Items 3 and 4 above are incorporated herein by reference.

Under the Private Placement, on the Closing Date, Stingray purchased from the Issuer (i) 6,666,667 shares of Common Stock and (ii) warrants to purchase 6,666,667 shares of Common Stock. As a result of such purchase, as of the Closing Date, Stingray beneficially owned approximately 31.30% of the Issuer’s outstanding shares of Common Stock. The foregoing percentage is based on (i) 39,060,748 shares of Common Stock outstanding as of July 13, 2021, as reported in the Annual Report on Form 10-K filed by the Issuer with the SEC on July 14, 2021 less (ii) 19,623,155 shares of Common Stock that have been redeemed by the Issuer on August 10, 2021, as reported in the Current Report plus (iii) additional 16,500,000 shares of Common Stock issued by the Issuer under the SPA in connection with the Private Placement plus (iv) 6,666,667 shares of Common Stock issuable upon exercise of the Stingray Warrants.

As of April 30, 2021, Boyko, indirectly, controlled approximately 57.2% of the combined voting power of Stingray’s outstanding shares. As a result, Boyko may be deemed to share beneficial ownership of the shares of Common Stock and the Stingray Warrants held by Stingray. The filing of this Schedule 13D shall not be deemed to constitute an admission by Boyko that he is the beneficial owner of any of the securities reported herein for purposes of Section 13(d) of Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	Except for the acquisition by the Reporting Persons of Common Stock and the Stingray Warrants in connection with the Private Placement as described in Item 4 above, neither any of the Reporting Persons nor any of the persons listed on Exhibit 99.1 has engaged in any transactions with respect to the Common Stock within the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 4 above is hereby incorporated by reference into this Item 6. Except for the agreements described in Item 4 above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any Reporting Person or any person listed on Exhibit 99.1 hereto and any other person with respect to any of the securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

On August 18, 2021, the Reporting Persons entered into a Joint Filing Agreement pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, a copy of which is attached to this Schedule 13D as Exhibit 99.4.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Directors and Executive Officers of Stingray Group Inc.

99.2	Form of Securities Purchase Agreement, dated as of August 5, 2021, between The Singing Machine Company, Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to exhibit 10.2 to the Current Report on Form 8-K filed by The Singing Machine Company, Inc. with the Securities and Exchange Commission on August 12, 2021)

99.3	Form of Common Stock Purchase Warrants, issued as of August 10, 2021, entered into by The Singing Machine Company, Inc. (incorporated by reference to exhibit 10.3 to the Current Report on Form 8-K filed by The Singing Machine Company, Inc. with the Securities and Exchange Commission on August 12, 2021)

99.4	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2021

STINGRAY GROUP INC.

By:	/s/ Eric Boyko
Name: Eric Boyko
Title: President and Chief Executive Officer

By:	/s/ Eric Boyko
ERIC BOYKO